Exhibit 4.2

DESCRIPTION OF COMMON STOCK

As of December 31, 2019, Teradyne, Inc. (“Teradyne” or the “Company”) has its common stock as the only class of securities under Section 12 of the Securities Exchange Act of 1934, as amended.

The following is a description of the material terms and provisions of the Company’s common stock and may not contain all the information that is important to you. Please refer to the Company’s Restated Articles of Organization (the “Articles of Organization”) and Amended and Restated Bylaws (the “Bylaws”) for complete information.

Under the Company’s Articles of Organization, it has authority to issue 1,000,000,000 shares of common stock, par value $0.125 per share. As of December 31, 2019, there were 166,644,872 shares of common stock outstanding.

Common Stock

Holders of Teradyne common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Since holders of Teradyne common stock do not have cumulative voting rights, the holders of more than 50% of Teradyne common stock can elect all the directors if they so choose. Holders of Teradyne common stock are entitled to receive ratably dividends, if any, as may be declared by the Teradyne board of directors out of funds legally available for payment of dividends. Upon the liquidation, dissolution or winding up of Teradyne, holders of Teradyne common stock are entitled to receive ratably the net assets of Teradyne available after the payment of all debts and other liabilities of Teradyne. Holders of Teradyne common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are fully paid and non-assessable.

The transfer agent and registrar for the common stock is Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, NY 11717. The common stock is listed on the Nasdaq Global Select Market under the trading symbol “TER.”

Anti-Takeover Effects of Massachusetts Law and Provisions of our Charter Documents

Certain provisions in the Massachusetts General Laws, the Articles of Organization and the Bylaws may have the effect of delaying, deferring or preventing a change in control of Teradyne, including:

Special Meetings of Stockholders. Special meetings of our stockholders may be called only by the Chief Executive Officer, the President, by the directors or by the Secretary, or in case of the death, absence, incapacity or refusal of the Secretary, by any other officer, upon written application of one or more stockholders who hold at least 66-2/3% of the shares of our capital stock entitled to vote at such a meeting (or such lesser percentage in interest as shall be the maximum percentage permitted under Massachusetts law).

Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the written notice of meeting or brought before the meeting by or at the direction of the board of directors, the Chief Executive Officer or the President or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of Directors and Vacancies. The Bylaws provide that any director may be removed from office only (a) for cause as defined in the Massachusetts General Laws and by the affirmative vote of a majority of our outstanding shares and entitled to vote in the election of directors or (b) for cause by vote of a majority of the directors then in office. Vacancies and newly created directorships, whether resulting from an increase in the size of the board of directors, from the death, resignation, disqualification or removal of a director or otherwise, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.

Indemnification of Directors, Officers and Employees. Pursuant to the Articles of Organization and Bylaws, Teradyne shall indemnify, to the full extent authorized by law, any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Teradyne or is or was serving, at the request of the Teradyne, as a director, officer, employee or agent of another organization. The board of directors may, without stockholder approval, authorize Teradyne to enter into agreements, including any amendments or modifications thereto, with any of its directors, officers, employees or other agents providing for indemnification of such persons to the maximum extent permitted under applicable law and Teradyne’s Articles of Organization and Bylaws.

Business Combinations with Interested Stockholders. The Massachusetts General Laws contain anti-takeover provisions regarding, among other things, business combinations with an affiliated stockholder. In general, the Massachusetts General Laws prevent a publicly held Massachusetts corporation from engaging in a business combination, as defined in the Massachusetts General Laws, with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•	the interested stockholder acquires at least 90% of the outstanding voting stock of the corporation at the time it becomes an interested stockholder; or

•

the business combination is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

An interested stockholder is generally a person owning 5% or more of the outstanding voting stock of the corporation. A business combination includes mergers, consolidations, stock and asset sales and other transactions with the interested stockholder that result in a financial benefit to the interested stockholder.

Control Share Acquisitions. Teradyne has elected to opt out of the control share acquisitions provisions of the Massachusetts General Laws. Teradyne could, however, opt into these control share acquisitions provisions at any time by amending our Bylaws.

In general, the control share acquisitions provisions of the Massachusetts General Laws provide that any person, including his, her or its affiliates, who acquires shares of a corporation that are subject to the control share acquisitions statute and whose shares represent one-fifth or more, one-third or more, or a majority or more of the voting power of the corporation in the election of directors cannot exercise any voting power with respect to those shares, or any shares acquired by the person within 90 days before or after an acquisition of this nature, unless these voting rights are authorized by the stockholders of the corporation.

The authorization of voting rights requires the affirmative vote of the holders of a majority of the outstanding voting shares, excluding shares owned by:

•	the person making an acquisition of this nature;

•	any officer of the corporate; and

•	any employee who is also a director of the corporation.

There are several other types of share acquisitions that are not subject to these provisions of the Massachusetts General Laws, including acquisitions of shares under a tender offer, merger or consolidation which is made in connection with an agreement to which the corporation is a party and acquisitions of shares directly from the corporation or a wholly owned subsidiary of the corporation.